Exhibit (a)(5)(SS)

Grand Chip Investment GmbH Lowers Minimum Acceptance Threshold In Its Voluntary Public Takeover Offer to Acquire All No-Par Value Registered Shares of

AIXTRON SE

Acceptance Period Now Ends on October 21, 2016

Frankfurt, October 6, 2016 — Grand Chip Investment GmbH, with registered office in Frankfurt am Main, Germany (the “Bidder”), today announced that, in connection with its voluntary public takeover offer (the “Takeover Offer”) to the shareholders of AIXTRON SE (NASDAQ: AIXG) for the acquisition of all no-par value registered shares in AIXTRON SE (collectively, “AIXTRON Shares”), including AIXTRON Shares represented by American Depositary Shares (“ADSs”), at the price of EUR 6.00 per tendered AIXTRON Share in cash, it has amended the offer condition set forth in Section 4.2.1 (“Minimum Acceptance Threshold”) of its offer document published on July 29, 2016 (the “Offer Document”) and, as a result thereof, the acceptance period has been extended by two weeks in accordance with the German Securities Acquisition and Takeover Act (the “German Takeover Act”).  The amendment to the Minimum Acceptance Threshold lowers the aggregate number of AIXTRON Shares for which the Takeover Offer has to be validly accepted without having been validly withdrawn at the time of the expiration of the extended acceptance period for the Takeover Offer to a total of at least 56,472,898 AIXTRON Shares. The amended Minimum Acceptance Threshold corresponds to an acceptance quota of at least 50.1% of the 112,720,355 AIXTRON Shares issued on May 23, 2016, the date the Bidder published its decision to make the Takeover Offer (the “Announcement Date”).  Previously, the Minimum Acceptance Threshold was 67,632,213 AIXTRON Shares (or 60% of the AIXTRON Shares issued on the Announcement Date).

As of October 6, 2016, 14:00 hrs local time Frankfurt am Main, Germany (“Frankfurt Time”)/08:00 a.m. local time New York, United States (“New York Time”), the Takeover Offer had been accepted for a total of 49,518,610 AIXTRON Shares (including 1,087,305 treasury shares tendered by AIXTRON), which corresponds to an acceptance rate of approximately 43.93% of the AIXTRON Shares issued on the Announcement Date.

The acceptance period for the Takeover Offer was set to expire on October 7, 2016, 24:00 hrs Frankfurt Time/6:00 p.m. New York Time, unless extended pursuant to the applicable rules under the German Takeover Act.

As a result of the change to the Minimum Acceptance Threshold, in accordance with the German Takeover Act, the Takeover Offer is extended by two weeks.  Accordingly, the Takeover Offer may be accepted until October 21, 2016, 24:00 hrs Frankfurt Time / 6:00 p.m. New York Time.  Under the German Takeover Act, the Takeover Offer may not be extended further due to an amendment of the Takeover Offer.

The Takeover Offer, and any contracts which come into existence as a result of the acceptance of the Takeover Offer, still remain subject to the fulfilment of the conditions precedent set out in Sections 4.2.1 (as amended), 4.2.3 and 4.2.4 of the Offer Document, which must be fulfilled by the end of the extended acceptance period now ending on October 21, 2016. Furthermore, the Takeover Offer, and any contracts which come into existence as a result of the acceptance of the Takeover Offer, still remain subject to the fulfilment of the conditions precedent set out in Sections 4.2.2 (ii)-(iv) of the Offer Document, which can be fulfilled after the expiration of the extended acceptance period, but no later than February 28, 2017.  Pursuant to the German Takeover Act, the Bidder may not make any additional amendments to the Takeover Offer or further waive any of the conditions precedent to the Takeover Offer, including the amended and reduced Minimum Acceptance Threshold, at any time during the extended acceptance period or thereafter.

Due to the change to the Minimum Acceptance Threshold and the extension of the Takeover Offer by two weeks as required by the German Takeover Act, certain additional changes and amendments to the Takeover Offer and the Offer Document will occur as set forth in greater detail in the amendment to the Takeover Offer, published October 6, 2016 (the “Amendment”).  The Amendment alters and supplements the Takeover Offer and the Offer Document and this press release is qualified in its entirety by the information contained in the Offer Document as amended by the Amendment.  The Offer Document must be read in conjunction with the Amendment.  Unless otherwise specified in the Amendment, the provisions contained in the Offer Document continue to apply unchanged.

The Offer Document and the Amendment as well as English translations of the Offer Document and the Amendment are available for download on the internet under http://www.grandchip-aixtron.com.

The Offer Document and the Amendment are also available for distribution free of charge in Germany at Deutsche Bank AG, GSS/Issuer Services, Post-IPO Services, Taunusanlage 12, 60325 Frankfurt am Main, Germany, fax: +49 (0)69 910-38794, e-mail: dct.tender-offers@db.com.

The English translation of the Offer Document and the Amendment are available free of charge from D.F. King & Co., Inc. at D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, United States, e-mail: AIXG@dfking.com and by calling D.F. King & Co., Inc. at +1 (877) 478-5043 (toll-free in the United States).

Media

Brunswick Group

Email: aixtronoffer@brunswickgroup.com

Tel: +49 (0) 30 2067 3386

Important Information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The Takeover Offer for the outstanding AIXTRON Shares (including AIXTRON Shares represented by ADSs) commenced on July 29, 2016. The terms and conditions of the Takeover Offer are published in, and the solicitation and offer to purchase AIXTRON Shares (including AIXTRON Shares represented by ADSs) are made only pursuant to, the Offer Document as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), the Amendment, and related offer materials prepared by the Bidder. The English translation of the Offer Document, the Amendment, and related offer materials have been filed with the U.S. Securities and Exchange Commission (the “SEC”) in a Tender Offer Statement on Schedule TO, as amended from time to time (the “Tender Offer Statement”). AIXTRON has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Takeover Offer, as amended from time to time.

The Tender Offer Statement, including the Offer Document, a related letter of transmittal and other related offer materials, as they may be amended from time to time, including by the Amendment, contain important information that should be read carefully before any decision is made with respect to the Takeover Offer.

Those materials and other documents filed by the Bidder or AIXTRON with the SEC are available at no charge on the SEC’s website at www.sec.gov. In addition, the Bidder’s Tender Offer Statement and other documents it has filed or will file with the SEC are or will be available at www.grandchip-aixtron.com.